UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Santander

Earnings Release (BR GAAP)

4º Quarter of 2016

Santander
Simple | Personal | Fair

CONTENTS

MANAGERIAL ANALYSIS OF RESULTS – BR GAAP
DATA SUMMARY FOR THE PERIOD	03

STRATEGY	04

EXECUTIVE SUMMARY	06

SANTANDER BRASIL RESULTS
MANAGERIAL INCOME STATEMENT	07
BALANCE SHEET	11

OUR SHARES	20

RATINGS	21

ADDITIONAL INFORMATION – BALANCE SHEET AND MANAGERIAL FINANCIAL STATEMENTS	22

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIANTION	25

KEY CONSOLIDATED DATA

DATA SUMMARY FOR THE PERIOD

All information, indicators and comments related to the income statement in this report consider the managerial result, except where otherwise indicated. The reconciliation with the accounting result can be found on pages 25 and 26.

MANAGERIAL¹ ANALYSIS - BR GAAP	12M16	12M15	Var. 12M16x12M15	4Q16	3Q16	Var. 4Q16x3Q16

RESULTS (R$ million)
Net interest income	31,501	29,636	6.3%	7,826	8,267	-5.3%
Fee and commission income	13,718	11,867	15.6%	3,862	3,437	12.4%
Allowance for loan losses	(10,456)	(9,661)	8.2%	(2,680)	(2,837)	-5.5%
General Expenses²	(18,307)	(17,323)	5.7%	(4,939)	(4,535)	8.9%
Managerial net profit³	7,339	6,624	10.8%	1,989	1,884	5.6%
Accounting net profit	5,533	6,998	-20.9%	1,537	1,436	7.1%

BALANCE SHEET (R$ million)
Total assets	701,705	677,454	3.6%	701,705	661,186	6.1%
Securities	169,590	142,892	18.7%	169,590	153,135	10.7%
Loan portfolio	256,883	260,989	-1.6%	256,883	247,324	3.9%
Individuals	91,414	84,805	7.8%	91,414	88,440	3.4%
Consumer finance	34,777	33,931	2.5%	34,777	33,868	2.7%
Small and Medium Enterprises	32,683	35,387	-7.6%	32,683	32,076	1.9%
Corporate	98,008	106,866	-8.3%	98,008	92,940	5.5%
Expanded Credit Portfolio[4]	322,783	330,947	-2.5%	322,783	310,965	3.8%
Funding from Clients[5]	298,402	287,936	3.6%	298,402	291,726	2.3%
Equity[6]	55,598	50,673	9.7%	55,598	58,695	-5.3%

PERFORMANCE INDICATORS (%)
Return on average equity excluding goodwill[6] - annualized	13.3%	12.8%	50 bps	13.9%	13.1%	80 bps
Return on average asset excluding goodwill[6] - annualized	1.1%	1.1%	0 bps	1.2%	1.1%	1 bps
Efficiency Ratio[7]	48.8%	49.8%	-100 bps	49.8%	46.2%	360 bps
Recurrence Ratio8	74.9%	68.5%	640 bps	78.2%	75.8%	240 bps
BIS ratio[9]	16.3%	15.7%	60 bps	16.3%	17.6%	-130 bps

PORTFOLIO QUALITY INDICATORS (%)
Delinquency ratio (over 90 days)	3.4%	3.2%	20 bps	3.4%	3.5%	-10 bps
Delinquency ratio (over 60 days)	4.2%	4.0%	20 bps	4.2%	4.4%	-20 bps
Coverage ratio (over 90 days)	212.0%	199.4%	1260 bps	212.0%	198.1%	1390 bps

OTHER DATA
Assets under management - AUM (R$ million)[10]	251,042	198,534	26.4%	251,042	240,304	4.5%
Branches	2,254	2,262	(8)	2,254	2,255	(1)
PABs (mini branches)	1,167	1,175	(8)	1,167	1,153	14
Own ATMs	13,806	14,221	(415)	13,806	13,957	(151)
Shared ATMs	19,868	18,550	1,318	19,868	19,456	412
Total Customers (thousand)	34,404	32,430	1,974	34,404	33,980	424
Employees	47,254	50,024	(2,770)	47,254	48,024	(770)

1. Excludes 100% of the goodwill amortization expense, the tax hedge effect and others as mentioned on pages 25 and 26.
2. Administrative Expenses exclude 100% of the goodwill amortization expense and personnel expenses include profit sharing.

3. Managerial net profit corresponds to the accounting net profit, excluding extraordinary results and considering 100% of reversal of goodwill amortization expense ocurred in the period. The goodwill amortization expense in 2016 was R$ 1,805 million, R$ 2,782 million in 2015, R$ 451 million in 4Q16 and R$ 448 million in 3Q16.

4. Includes other credit risk transactions with clients ("debenture", FIDC, CRI, floating rate notes, promissory notes, acquiring activities related assets and guarantees).
5. Includes savings, demand deposits, time deposits, debenture, LCA, LCI, Treasury Notes (Letras Financeiras) and Certificates of Structured Operations (COE).
6. Excludes 100% of the goodwill (net of amortization) that in 4Q16 was R$ 2,174 million, R$ 2,625 million in 3Q16 and R$ 4,146 million in 4Q15.
7. Efficiency Ratio: General Expenses / (Net Interest Income + Fee and Commission Income + Tax Expenses + Other Operating Income/Expense).
8. Recurrence: Fee and Commission Income / General expenses.
9. BIS Ratio as per Brazilian Central Bank criterion. From 2015 on, considers the prudential conglomerate.
10. According to Anbima (Brazilian Financial and Capital Markets Association) criterion.

STRATEGY

STRATEGY

Banco Santander Brasil is the only international bank with scale in Brazil. We are convinced that the best way to grow in a recurring and sustainable manner is by providing excellent services to enhance client satisfaction levels and attract more customers, making them more loyal. Our actions are based on close and long-lasting relationships with customers, suppliers and shareholders. For that to happen, we strive to help people and businesses prosper by being a Simple, Personal and Fair Bank, with the following strategic priorities:

▪        Increase customer preference and loyalty by offering targeted, simple, digital and innovative products and services through a multi-channel platform.

▪        Improve the recurrence and sustainability of our results by growing in businesses with greater revenue diversification, aiming to strike a balance between credit, funding and services, while maintaining a preventive risk management approach and rigorous cost control.

▪         Be disciplined with capital and liquidity to preserve our solidity, face regulatory changes and seize growth opportunities.

▪         Boost productivity through an intense agenda of commercial improvements that enable us to offer a complete portfolio of services.

Throughout 2016 we have made progress on several strategic fronts, of which we highlight:

▪     Acceleration in the commercial transformation agenda:

Digital advances: We implemented new functionalities in mobile banking for individuals, with higher ratings for our app (4.5 stars on Apple Store and 4.2 on Google Play). We launched a digital service channel for Van Gogh and Companies I clients, and expanded remote service to encompass all Corporate and Global Corporate Banking

(GCB) customers. We finished the year with 6.3 million biometrics registrations, alongside an increase in digital transactions, which grew from 66% in 2015 to 73% of the Bank's total transactions. Through e-commerce, we tripled our product sales via digital channels;

Process streamlining: Through the "Modelo Certo" and "Clique Único", we enhanced commercial efficiency and productivity, which, on one hand allowed our commercial managers to increase contact time with customers, while on the other hand, improved their experience when hiring some of our services.

Retail innovation: We developed "Santander Way", a card management app, and we were pioneers in making Samsung Pay available to our customers. On top of that, we announced a commercial agreement with American Airlines for card issuance and mileage accrual, so as to provide our customers a better experience through one of the most recognized mileage programs on the market. On the acquiring side, Getnet's revenues continue to grow at a strong pace, outperforming the rest of the market. In 2016, we expanded our capacity to accept more card brands and launched "Conta Conecta com a Vermelhinha" for individual customers, an alternative that combines a current account with a low-cost POS.

Actions to expand our presence in the market: one year after acquiring Banco Bonsucesso, we unveiled the "Olé Consignado" brand and completed the 100% acquisition of "ContaSuper". We repositioned ourselves in the agribusiness segment, inaugurated our first branch dedicated to this segment and were awarded with the "Lide Agronegócios 2016" award. Through the "Avançar" program, one of the offers by "Santander Negócios & Empresas", we support SME clients in the pillars of development, internationalization and personnel management. In 2016, we had more than 338 thousand visits to program's website, and were recognized by Euromoney as the best bank for the segment.

▪      Strengthening our actions in leading businesses:

At Santander Financiamentos we continue to hold the leadership in the vehicle financing segment, with a marketshare of 20%, according to Brazilian Central Bank data. To strengthen our operations, we established a joint venture with Hyundai, concluded the association with Banco PSA and introduced a new digital platform, "+ negócios", a tool that was developed based on our global best practices, which digitalizes the entire customer experience, with strong business growth potential.

STRATEGY

 In Global Corporate Banking (GCB) we were recognized as leaders in financial advisory for project financing in Brazil by ANBIMA, and maintained our leadership in the foreign exchange market, as per the Brazilian Central Bank. In the ranking of M&A deals, we moved from the 5th position in 2015 to 1st in 2016, according to Thomson Reuters.

share of 20%, according to Brazilian Central Bank data. To strengthen our operations, we established a joint venture with Hyundai, concluded the association with Banco PSA and introduced a new digital platform, "+ negócios", a tool that was developed based on our global best practices, which digitalizes the entire customer experience, with strong business growth potential.

▪      Customer loyalty:

All of these factors were key to a more positive dynamic in our business and to achieve a 16.1% growth in our base of engaged customers, which totaled 3.7 million.

▪      People:

With the purpose of helping people prosper, we launched "Academia Santander" for our employees, a new concept of professional education. Also in 2016, we entered the ranking of "Best Companies to Work For", compiled by Great Place to Work (GPTW).

▪       Sustainability:

In 2016, Santander Brasil was a significant contributor in keeping the Santander Group in the Dow Jones Sustainability Index (DJSI) for yet another year, climbing to the 6th place (from 11th in 2015) among banks, out of a total of 316 companies that make up the index.

On the sustainability front, Santander Brasil maintains a leading position among private banks in the microcredit program. In the higher education segment, through the distribution of scholarships, the Bank plays an active role to support the process of educational development in the country.

EXECUTIVE SUMMARY

EXECUTIVE SUMMARY

In 2016, the advances and innovations in our digital strategy allowed us to improve the value proposition to our clients, which resulted in increased customer loyalty. This dynamic is reflected in the evolution of revenues, which, coupled with our rigorous cost discipline and preventive risk management, have provided sustainable and recurring growth in net profit over 11 of the last 12 quarters. The main highlights of our results are the following:

✓   Managerial net profit¹ amounted to R$ 7,339 million in 2016, with growth of 10.8% in twelve months and 5.6% in the quarter, fueled by an increase in our customer base. In the quarter, we recorded a benefit of R$ 905 million in the tax expense line of the accounting result, deriving from the distribution of additional Interest on Capital (or "JCP"), with no impact on managerial net profit[2].

✓  Net interest income totaled R$ 31,501 million in 2016, growing 6.3% in twelve months, owing to higher revenues from funding and market activities. In the quarter, the good credit and funding margin performance contributed to partially offset the 5.3% decline in net interest income. It is worth mentioning that, in the quarter, the accounting net interest income was impacted by R$ 388 million due to an asset valuation adjustment related to a securities impairment, with no effect on the managerial analysis[2].Total revenues reached R$ 45,219 million in 2016, representing an increase of 9.0% in twelve months (or
R$ 3,716 million) and a 0.1% decrease in three months.

✓   Allowance for loan losses totaled R$ 10,456 million, up 8.2% in twelve months (or R$ 795 million) and down 5.5% in the quarter. Total revenues net of allowance for loan losses grew 9.2% in twelve months and 1.6% in three months. This quarter, we established additional allowances for losses on credit operations in the accounting result, amounting to R$ 517 million, for corporate clients, due to the revision of our economic growth estimates, with no impact on the managerial result[2].

✓ General expenses came to R$ 18,307 million in 2016, rising 5.7% in twelve months (or R$ 984 million) and 8.9% in three months. The changes in both periods were impacted by the lump-sum bonus, deriving from the 2016 collective bargaining agreement, in the amount of R$ 155 million. Excluding this event, general expenses would have increased by 4.8% in twelve months and 5.5% in the quarter, with annual growth below inflation, resulting from our discipline and efficiency in expense management. The efficiency ratio was 48.8% in 2016, improving 100 bps in twelve months, thanks to recurring growth in revenue. In the quarter, the efficiency ratio rose by 360 bps.

✓     The total credit portfolio stood at R$ 256,883 million in December 2016, a decrease of 1.6% in twelve months (or R$ 4,106 million) and 3.9% higher in three months. The annual comparison was adversely affected by the exchange rate fluctuation. Excluding this effect, the portfolio would have grown by 1.0% in the period. The expanded credit portfolio totaled R$ 322,783 million, a 2.5% decline in twelve months (or R$ 8,164 million) and a 3.8% rise in three months. Excluding the effect of the exchange rate fluctuation, this portfolio would have fallen by 0.4% in twelve months. Loans to individuals continued to be the highlight of our portfolio during the year, reaching R$ 91,414 million, up 7.8% in twelve months (or R$ 6,610 million), driven by payroll loans, credit cards and mortgage. In quarterly terms, loans to individuals grew 3.4%. The consumer finance portfolio amounted to R$ 34,777 million at the end of December 2016, registering growth of 2.5% in twelve months (or R$ 846 million) and 2.7% in three months. The evolution in twelve months was impacted by the incorporation of Banco PSA. Excluding this effect, the portfolio would have decreased by 2.6% in twelve months, though still outperforming the sector. The SME portfolio reached R$ 32,683 million in December 2016, falling 7.6% in twelve months (or R$ 2,704 million) and growing 1.9% in three months, returning to growth after four quarters of decline. The corporate portfolio totaled R$ 98,008 million at the end of December 2016, declining 8.3% in twelve months (or R$ 8,858 million) and rising 5.5% in three months. The exchange rate fluctuation had a detrimental impact on the annual comparison. Excluding this effect, the corporate portfolio would have decreased by 2.4% in twelve months.

✓       Funding from clients came to R$ 298,402 million in December 2016, growing 3.6% in twelve months and 2.3% in the quarter. Total funding, which includes, among others, funding from clients and funds, amounted to R$ 552,152 million, which represents growth of 7.0% in twelve months and 4.0% in three months.

✓ Total equity, excluding R$ 2,174 million related to the goodwill balance, was R$ 55,598 million at the end of December 2016, rising 9.7% in twelve months and falling of 5.3% in the quarter, mainly due to the distribution of dividends and interest on capital. The return on average equity (ROAE), adjusted for goodwill, reached 13.3% in 2016 and 13.9% in the quarter, rising 50 bps in twelve months and 80 bps in three months. The BIS ratio reached 16.3% at the end of December 2016, while Tier I capital was 15.1% and Tier II was 1.2%. The coverage ratio (over 90 days) came to 212% in the same period, an increase of 1,260 bps in the year.

1. Corporate net profit + 100% reversal of the goodwill amortization expense + excluding extraordinary results.

2. For more information, see reconciliation on pages 25 and 26.

SANTANDER BRASIL RESULTS

MANAGERIAL ANALYSIS OF RESULTS

Next, we present our analysis of the managerial results.

MANAGERIAL FINANCIAL STATEMENTS¹ (R$ million)
	12M16	12M15	Var.	4Q16	3Q16	Var.
			12M16x12M15			4Q16x3Q16

Net Interest Income	31,501	29,636	6.3%	7,826	8,267	-5.3%
Allowance for Loan Losses	(10,456)	(9,661)	8.2%	(2,680)	(2,837)	-5.5%
Net Interest Income after Loan Losses	21,045	19,975	5.4%	5,147	5,430	-5.2%
Fee and commission income	13,718	11,867	15.6%	3,862	3,437	12.4%
General Expenses	(18,307)	(17,323)	5.7%	(4,939)	(4,535)	8.9%
Personnel Expenses + Profit Sharing	(8,804)	(8,079)	9.0%	(2,426)	(2,163)	12.1%
Administrative Expenses[2]	(9,503)	(9,244)	2.8%	(2,512)	(2,371)	5.9%
Tax Expenses	(3,387)	(3,373)	0.4%	(913)	(835)	9.4%
Investments in Affiliates and Subsidiaries	1	2	-1.9%	0	0	n.a.
Other Operating Income/Expenses	(4,298)	(3,373)	27.4%	(851)	(1,065)	-20.1%
Operating Income	8,772	7,774	12.8%	2,307	2,434	-5.2%
Non Operating Income	34	117	-70.7%	(5)	19	n.a.
Net Profit before Tax	8,807	7,892	11.6%	2,301	2,453	-6.2%
Income Tax and Social Contribution	(1,343)	(1,077)	24.8%	(330)	(486)	-32.2%
Minority Interest	(125)	(191)	-34.8%	17	(84)	-120.3%
Net Profit	7,339	6,624	10.8%	1,989	1,884	5.6%

1. Excludes 100% of the goodwill amortization expense, the tax hedge effect and others as mentioned on pages 25 and 26.
2. Administrative Expenses exclude 100% of the goodwill amortization expense.

NET INTEREST INCOME

Net interest income, including income from financial transactions, reached R$ 31,501 million in 2016, climbing 6.3% in twelve months (or R$ 1,866 million) and declining 5.3% in three months.

Revenues from loan operations advanced 2.2% in twelve months and 3.7% in three months. The upturn in revenues over twelve months primarily reflects the increase in the average spread, which was more than enough to offset the reduction in the average loan portfolio volume. The quarterly rise in these revenues is associated with the volume growth and higher average spread, as well as to a positive contribution from the change in the segment mix.

Deposit revenues increased by 31.1% in twelve months and 2.9% in three months. The good performance in both periods stems from our focus on customer loyalty and active liability management.

The "Others" line, which considers, among others, the result of the structural balance sheet interest rate gap and revenues from customers in treasury activities, grew 10.8% in twelve months and fell 32.2% in the quarter. The quarterly drop is mainly explained by lower gains from market operations, which are volatile by nature.

SANTANDER BRASIL RESULTS

NET INTEREST INCOME	12M16	12M15	Var.	4Q16	3Q16	Var.
(R$ million)			12M16x12M15			4Q16x3Q16

Net Interest Income	31,501	29,636	6.3%	7,826	8,267	-5.3%
Loan	21,583	21,114	2.2%	5,561	5,363	3.7%
Average volume	246,966	252,904	-2.3%	249,059	243,559	2.3%
Spread (Annualized)	8.7%	8.3%	39 bps	8.9%	8.7%	12 bps
Funding	3,055	2,330	31.1%	871	847	2.9%
Average volume	221,099	219,255	0.8%	224,459	223,406	0.5%
Spread (Annualized)	1.4%	1.1%	32 bps	1.6%	1.5%	11 bps
Others¹	6,863	6,192	10.8%	1,395	2,058	-32.2%

1. Includes Gains (Losses) on financial transactions and other net interest income.

COMMISSIONS – REVENUES FROM SERVICES AND BANK FEES

Revenues from services and bank fees came to R$ 13,718 million in 2016, up 15.6% in twelve months (or R$ 1,851 million), driven primarily by revenues from credit cards and current account services, reflecting our focus on customer loyalty and on increasing profitability. In the quarter, total revenues grew 12.4%, largely attributed to higher revenues from insurance and card commissions.

Card commissions totaled R$ 4,085 million, registering growth of 16.9% in twelve months (or R$ 591 million) and 15.5% in three months, mainly owing to higher interchange fees due to increased transaction volumes.

Current account services fees amounted to R$ 2,590 million, advancing 26.2% (or R$ 538 million) in twelve months and 5.3% in three months, boosted by the increase in transactionality and realignment of our products.

Insurance fees were R$ 2,211 million, rising 11.3% in twelve months (or R$ 224 million) and 39.7% in three months. The quarterly change is justified by the seasonal effect of policy renewals, which are generally concentrated in the fourth quarter of the year.

Asset management fees came to R$ 1,077 million, climbing 4.8% in twelve months (or R$ 49 million) and declining 9.2% in three months. The annual increase is chiefly explained by the sale of the custody business in the third quarter of 2015. Excluding this effect, that line would have recorded a 12.3% change in twelve months.

FEE AND COMMISSION INCOME	12M16	12M15	Var.	4Q16	3Q16	Var.
(R$ million)			12M16x12M15			4Q16x3Q16

Cards	4,085	3,494	16.9%	1,192	1,033	15.5%
Insurance fees	2,211	1,987	11.3%	688	492	39.7%
Current Account Services	2,590	2,052	26.2%	709	673	5.3%
Asset Management	1,077	1,028	4.8%	266	292	-9.2%
Lending Operations	1,427	1,380	3.3%	371	357	3.9%
Collection Services	1,224	1,025	19.4%	330	314	5.1%
Securities Brokerage and Placement Services	545	516	5.6%	146	115	27.0%
Others	560	386	45.3%	160	161	-0.1%
Total	13,718	11,867	15.6%	3,862	3,437	12.4%

SANTANDER BRASIL RESULTS

GENERAL EXPENSES (ADMINISTRATIVE + PERSONNEL)

General expenses, including depreciation and amortization, totaled R$ 18,307 million in 2016, registering growth of 5.7% (or R$ 984 million) in twelve months and 8.9% in three months. The increase in both periods is mostly attributed to a one-off impact from the lump-sum bonus paid to employees, in accordance with 2016 collective bargaining agreements. Excluding this effect, these expenses would have grown by 4.8% in the year and 5.5% in the quarter.

Administrative and personnel expenses, excluding depreciation and amortization, totaled R$ 16,486 million in 2016, climbing 6.8% in twelve months (or 5.8% excluding the effect of lump-sum bonus) and 9.8% in three months (or 5.9% excluding the effect of lump-sum bonus).

Personnel expenses, including profit sharing, came to R$ 8,804 million in 2016, up 9.0% in twelve months (or R$ 725 million) and 12.1% in three months. The increase in both comparison periods was impacted by the lump-sum bonus in accordance with 2016 collective bargaining agreements, in the amount of R$ 155 million. Excluding this effect, personnel expenses, including profit sharing, would have risen by 7.0% in twelve months and by 5.0% in three months.

Administrative expenses, excluding depreciation and amortization, amounted to R$ 7,682 million in 2016, up 4.5% in twelve months (or R$ 330 million). In the quarter, these expenses increased 7.1%, due to higher expenses, mainly with advertising, promotions and publication and data processing.

Depreciation and amortization reached R$ 1,821 million, down 3.7% in twelve months (or R$ 70 million) and up 1.5% in three months.

The efficiency ratio reached 48.8% in in 2016, with an improvement of 100 bps in twelve months and worsening of 360 bps in three months. In the quarter, the increase in the ratio reflects the higher expenses than revenues, due to the lump-sum bonus paid to employees.

EXPENSES' BREAKDOWN (R$ million)	12M16	12M15	Var.	4Q16	3Q16	Var.
			12M16x12M15			4Q16x3Q16

Outsourced and Specialized Services	2,179	2,178	0.1%	563	548	2.9%
Advertising, promotions and publicity	436	431	1.3%	163	101	60.8%
Data processing	1,596	1,429	11.7%	433	385	12.5%
Communications	490	518	-5.5%	124	119	4.1%
Rentals	748	725	3.2%	192	189	1.5%
Transport and Travel	210	223	-5.7%	49	53	-7.5%
Security and Surveillance	691	662	4.3%	165	173	-4.7%
Maintenance	253	228	11.0%	59	66	-9.6%
Financial System Services	251	231	8.7%	64	65	-1.8%
Water, Electricity and Gas	207	214	-3.6%	45	43	4.7%
Material	68	78	-13.0%	17	17	2.5%
Others	555	437	27.1%	155	137	13.0%
Subtotal	7,682	7,352	4.5%	2,030	1,896	7.1%
Depreciation and Amortization[1]	1,821	1,892	-3.7%	482	475	1.5%
Total Administrative Expenses	9,503	9,244	2.8%	2,512	2,371	5.9%

Compensation²	5,654	5,045	12.1%	1,570	1,402	12.0%
Charges	1,571	1,569	0.2%	452	368	22.7%
Benefits	1,467	1,324	10.8%	375	363	3.2%
Training	70	99	-29.1%	17	20	-17.3%
Others	41	42	-2.1%	12	9	31.7%
Total Personnel Expenses	8,804	8,079	9.0%	2,426	2,163	12.1%

ADMINISTRATIVE + PERSONNEL EXPENSES (excludes deprec. and amortization)	16,486	15,431	6.8%	4,456	4,060	9.8%

TOTAL GENERAL EXPENSES	18,307	17,323	5.7%	4,938	4,535	8.9%

1. Excludes 100% of the expenses of goodwill amortization, which in 2016 was R$ 1,805 million, R$ 2,782 million in 2015, R$ 451 million in 4Q16 and R$ 448 million in 3Q16.
2. Includes Profit Sharing.

SANTANDER BRASIL RESULTS

ALLOWANCE FOR LOAN LOSSES

Allowance for loan losses totaled R$ 10,456 million in 2016, rising 8.2% relative to 2015 (or R$ 795 million) and falling 5.5% in the quarter. This evolution is the result of our preventive risk management, with deeper knowledge of our customer's life cycle. Our model has shown positive results, keeping the quality indicators of our loan portfolio under control over the last few quarters.

ALLOWANCE FOR LOAN LOSSES	12M16	12M15	Var.	4Q16	3Q16	Var.
(R$ million)			12M16x12M15			4Q16x3Q16

Gross allowance for loan losses	(13,291)	(12,007)	10.7%	(3,388)	(3,562)	-4.9%
Income from recovery of written off loans	2,835	2,346	20.8%	709	725	-2.3%
Total	(10,456)	(9,661)	8.2%	(2,680)	(2,837)	-5.5%

OTHER OPERATING REVENUE AND EXPENSES

Net operating expenses came to R$ 4,298 million in 2016, up 27.4% in twelve months (or R$ 924 million) and down 20.1% in three months.

OTHER OPERATING INCOME (EXPENSES) (R$ million)	12M16	12M15	Var.	4Q16	3Q16	Var.
			12M16x12M15			4Q16x3Q16

Other operating income (expenses)	(4,298)	(3,373)	27.4%	(851)	(1,065)	-20.1%
Expenses from cards	(1,204)	(1,458)	-17.4%	(319)	(273)	16.8%
Net Income from Capitalization	320	261	22.2%	89	79	12.4%
Provisions for contingencies¹	(1,653)	(2,183)	-24.3%	(263)	(449)	-41.5%
Others	(1,760)	6	n.a	(357)	(421)	-15.2%

1. Includes fiscal, civil and labor provisions.

INCOME TAX EXPENSES

Taxes totaled R$ 1,343 million in 2016, reaching a rate of 15.3% in the year and 14.3% in the quarter. In 2016, the Bank declared R$ 3,850 million for the payment of Interest on Capital ("JCP"), R$ 3,350 million of which in the fourth quarter of the year (R$ 1,400 million in the fourth quarter of 2015).

SANTANDER BRASIL RESULTS

BALANCE SHEET

Total assets reached R$ 701,705 million at the end of December 2016, advancing 3.6% in twelve months and 6.1% in three months. Total equity was R$ 57,772 million in the same period. Excluding the goodwill balance, total equity came to R$ 55,598 million.

ASSETS (R$ million)	Dec/16	Dec/15	Var.	Sep/16	Var.
			Dec/16xDec/15		Dec/16xSep/16

Current Assets and Long Term Assets	688,673	663,809	3.7%	647,837	6.3%
Cash and Cash Equivalents	5,723	6,864	-16.6%	6,089	-6.0%
Interbank Investments	59,669	55,810	6.9%	63,960	-6.7%
Money Market Investments	47,479	31,990	48.4%	57,407	-17.3%
Interbank Deposits	1,191	1,989	-40.1%	1,596	-25.4%
Foreign Currency Investments	11,000	21,831	-49.6%	4,957	n.a
Securities and Derivative Financial Instruments	169,590	142,892	18.7%	153,135	10.7%
Own Portfolio	60,041	36,311	65.4%	62,315	-3.6%
Subject to Repurchase Commitments	70,175	58,961	19.0%	55,444	26.6%
Posted to Central Bank of Brazil	3,045	6,216	-51.0%	3,826	-20.4%
Pledged in Guarantees	12,250	15,390	-20.4%	11,992	2.1%
Others	24,079	26,013	-7.4%	19,557	23.1%
Interbank Accounts	62,900	55,303	13.7%	64,573	-2.6%
Restricted Deposits:	61,368	55,266	11.0%	62,641	-2.0%
-Central Bank of Brazil	61,199	55,096	11.1%	62,472	-2.0%
-National Housing System	170	170	-0.4%	169	0.5%
Others	1,532	37	n.a	1,933	-20.7%
Interbranch Accounts	-	-	-	-	-
Lending Operations	239,190	244,460	-2.2%	230,780	3.6%
Lending Operations	256,898	261,083	-1.6%	247,322	3.9%
Lending Operations Related to Assignment	624	209	n.a	738	-15.4%
(Allowance for Loan Losses)	(18,333)	(16,832)	8.9%	(17,280)	6.1%
Others Receivables	148,992	155,993	-4.5%	126,839	17.5%
Foreign Exchange Portfolio	87,044	91,855	-5.2%	69,315	25.6%
Tax Credits	26,767	33,988	-21.2%	27,828	-3.8%
Others	35,181	30,150	16.7%	29,697	18.5%
Others Assets	2,609	2,486	4.9%	2,461	6.0%
Permanent Assets	13,031	13,645	-4.5%	13,349	-2.4%
Investments	178	68	n.a.	182	-2.2%
Fixed Assets	7,551	6,986	8.1%	7,612	-0.8%
Intangibles	5,303	6,591	-19.6%	5,555	-4.5%
Goodwill	2,174	4,146	-47.6%	2,625	-17.2%
Intangible Assets	3,129	2,445	27.9%	2,930	6.8%
Total Assets	701,705	677,454	3.6%	661,186	6.1%

Total Assets (excluding goodwill)	699,531	673,308	3.9%	658,561	6.2%

SANTANDER BRASIL RESULTS

LIABILITIES (R$ million)	Dec/16	Dec/15	Var.	Sep/16	Var.
			Dec/16xDec/15		Dec/16xSep/16

Current Liabilities and Long Term Liabilities	640,843	620,293	3.3%	597,106	7.3%
Deposits	145,705	141,886	2.7%	140,865	3.4%
Demand Deposits	16,006	15,698	2.0%	15,452	3.6%
Savings Deposits	36,051	35,985	0.2%	34,764	3.7%
Interbank Deposits	3,122	3,675	-15.0%	3,162	-1.3%
Time Deposits	90,525	86,528	4.6%	87,483	3.5%
Money Market Funding	160,924	134,960	19.2%	152,403	5.6%
Own Portfolio	123,578	104,218	18.6%	107,834	14.6%
Third Parties	5,795	10,828	-46.5%	17,347	-66.6%
Free Portfolio	31,551	19,915	58.4%	27,221	15.9%
Funds from Acceptance and Issuance of Securities	105,170	99,848	5.3%	104,295	0.8%
Resources from Real Estate Credit Notes, Mortgage Notes, Credit and Similar	95,122	84,607	12.4%	95,322	-0.2%
Funding from Certificates of Structured Operations	1,236	785	57.4%	1,110	11.3%
Securities Issued Abroad	7,722	13,472	-42.7%	6,791	13.7%
Others	2,326	1,769	31.5%	2,182	6.6%
Interbank Accounts	44	14	205.4%	1,729	n.a.
Interbranch Accounts	3,887	3,818	1.8%	3,048	27.5%
Borrowings	30,600	36,762	-16.8%	29,283	4.5%
Domestic Onlendings - Official Institutions	16,803	16,263	3.3%	16,615	1.1%
Foreign Onlendings	-	-	n.a.	-	n.a.
Derivative Financial Instruments	19,945	22,883	-12.8%	15,020	32.8%
Other Payables	157,766	163,859	-3.7%	133,850	17.9%
Deferred Income	565	385	46.5%	565	-0.1%
Minority Interest	2,526	1,956	29.1%	2,194	15.1%
Equity	57,772	54,819	5.4%	61,321	-5.8%
Total Liabilities	701,705	677,454	3.6%	661,186	6.1%

Equity (excluding goodwill)	55,598	50,673	9.7%	58,695	-5.3%

SECURITIES

Total securities amounted to R$ 169,590 million at the end of December 2016, rising 18.7% in twelve months and 10.7% in three months.

SECURITIES (R$ million)	Dec/16	Dec/15	Var.	Sep/16	Var.
			Dec/16xDec/15		Dec/16xSep/16

Public securities	124,965	97,379	28.3%	113,674	9.9%
Private securities	20,549	19,502	5.4%	19,907	3.2%
Financial instruments	24,076	26,010	-7.4%	19,554	23.1%
Total	169,590	142,892	18.7%	153,135	10.7%

SANTANDER BRASIL RESULTS

CREDIT PORTFOLIO

The credit portfolio totaled R$ 256,883 million at the end of December 2016, decreasing 1.6% in twelve months (or R$ 4,106 million) and growing 3.9% in three months, with positive performances in all segments. In twelve months, the BRL fluctuation against the USD affected the foreign currency credit portfolio, which also includes dollar-indexed transactions. Therefore, disregarding the exchange rate effect, this portfolio would have increased 1.0%.

The foreign currency credit portfolio, including USD-indexed loans, stood at R$ 34,352 million at the end of December 2016, a 23.1% decline compared to the balance of R$ 44,663 million in 2015, and a 2.7% increase relative to the R$ 33,463 million balance recorded in September 2016.

The expanded credit portfolio, which includes other credit risk transactions, acquiring activities and guarantees, came to R$ 322,783 million at the end of December 2016, falling 2.5% in twelve months (or R$ 8,164 million) and growing 3.8% in three months. Excluding the impact of the exchange rate fluctuation, the expanded credit portfolio would have declined by 0.4% in twelve months.

MANAGERIAL BREAKDOWN OF CREDIT BY SEGMENT	Dec/16	Dec/15	Var.	Sep/16	Var.
(R$ million)			Dec/16xDec/15		Dec/16xSep/16

Individuals	91,414	84,805	7.8%	88,440	3.4%
Consumer Finance	34,777	33,931	2.5%	33,868	2.7%
SMEs	32,683	35,387	-7.6%	32,076	1.9%
Corporate	98,008	106,866	-8.3%	92,940	5.5%
Total portfolio	256,883	260,989	-1.6%	247,324	3.9%
Other credit related transactions¹	65,900	69,958	-5.8%	63,640	3.6%
Total expanded credit portfolio	322,783	330,947	-2.5%	310,965	3.8%

1 - Includes debenture, FIDC, CRI , floating rate notes, promissory notes, acquiring activities related assets and guarantees.

LOANS TO INDIVIDUALS

Loans to individuals totaled R$ 91,414 million at the end of December 2016, advancing 7.8% in twelve months (or R$ 6,610 million) and 3.4% in three months. Payroll loans, credit card and mortgage were the key products behind the portfolio growth in twelve months.

The payroll loans portfolio amounted to R$ 18,745 million, up 27.9% in twelve months (or R$ 4,089 million) and 6.1% in three months.

The card portfolio stood at R$ 20,677 million, increasing 8.1% in twelve months (or R$ 1,543 million) and 10.0% in three months.

The balance of mortgage loans reached R$ 27,153 million, rising 4.7% in twelve months (or R$ 1,221 million) and 0.3% in three months.

SANTANDER BRASIL RESULTS

CONSUMER FINANCE

The consumer finance portfolio, which is originated outside the branch network, totaled R$ 34,777 million at the end of December 2016, growing 2.5% in twelve months (or R$ 846 million) and 2.7% in three months. As noted earlier, the annual performance was impacted by the incorporation of Banco PSA, in the amount of R$ 1,745 million. Excluding this effect, the portfolio would have decreased by 2.6%, which still represent an outperformance relative to the dynamics of the sector. Of the total in this portfolio, R$ 28,321 million refers to vehicle financing for individuals.

The total vehicle portfolio for individuals, which includes operations carried out by both the financing unit (correspondent banks) and Santander's branch network, fell 0.4% in twelve months and grew 2.0% in three months, reaching R$ 30,196 million at the end of December 2016.  It is worth noting that the portfolio growth in the quarter already reflects the increase in our sales, with the full implementation of our "+ Negócios" digital platform in the period.

With "+ Negócios", Santander Financiamentos' sales platform starts to operate under a new digital model, providing a better experience for our clients, especially at the moment of securing a financing. Additionally, we continue to strengthen our offering and positioning with complete solutions through Webmotors (leading vehicle advertisement portal) and AutoCompara (a web-based tool that allows customers to compare car insurance quotes and acquire insurance from different insurers).

CORPORATE AND SME LOANS

The corporate and SME loan portfolio stood at R$ 130,692 million at the end of December 2016, a decrease of 8.1% in twelve months (or R$ 11,561 million) and an increase of 4.5% in three months.

The corporate loan portfolio came to R$ 98,008 million, falling 8.3% in twelve months (or R$ 8,858 million) and increasing 5.5% in three months. It should be noted that the portfolio was impacted by the exchange rate fluctuation in twelve months. Therefore, excluding this effect, the portfolio would have decreased by 2.4% in twelve months and grown by 5.3% in three months.

Loans to the SME segment totaled R$ 32,683 million, a 7.6% reduction in twelve months (or R$ 2,704 million) and a 1.9% increase in three months.

SANTANDER BRASIL RESULTS

INDIVIDUALS AND CORPORATE & SME LOAN PORTFOLIO BY PRODUCT

MANAGERIAL BREAKDOWN OF CREDIT	Dec/16	Dec/15	Var.	Sep/16	Var.
PORTFOLIO BY PRODUCT (R$ million)			Dec/16xDec/15		Dec/16xSep/16

Individuals
Leasing / Auto Loans¹	1,875	2,481	-24.4%	1,958	-4.3%
Credit Card	20,677	19,134	8.1%	18,804	10.0%
Payroll Loans	18,745	14,656	27.9%	17,666	6.1%
Mortgages	27,153	25,932	4.7%	27,075	0.3%
Agricultural Loans	3,427	3,453	-0.7%	3,494	-1.9%
Personal Loans / Others	19,537	19,149	2.0%	19,443	0.5%
Total Individuals	91,414	84,805	7.8%	88,440	3.4%

Consumer Finance	34,777	33,931	2.5%	33,868	2.7%

Corporate and SMEs
Leasing / Auto Loans	2,783	2,926	-4.9%	2,735	1.8%
Real Estate	9,337	10,718	-12.9%	10,049	-7.1%
Trade Finance	20,339	20,570	-1.1%	18,792	8.2%
On-lending	12,891	13,745	-6.2%	14,750	-12.6%
Agricultural Loans	5,531	2,611	111.8%	4,998	10.7%
Working capital / Others	79,810	91,682	-12.9%	73,692	8.3%
Total Corporate and SMEs	130,692	142,252	-8.1%	125,016	4.5%

Total Credit	256,883	260,989	-1.6%	247,324	3.9%
Other Credit Risk Transactions with clients[2]	65,900	69,958	-5.8%	63,640	3.6%

Total Expanded Credit Portfolio	322,783	330,947	-2.5%	310,965	3.8%

1. Including loans to individual in the consumer finance segment, auto loan portfolio totaled R$ 30,196 million in Dec/16, R$ 29,596 million in Sep/16 and R$ 30,315 million in Dec/15.
2. Includes "debenture", FIDC, CRI, floating rate notes, promissory notes, acquiring activities related assets and guarantees.

SANTANDER BRASIL RESULTS

ALLOWANCE FOR LOAN LOSSES / COVERAGE RATIO

The balance of allowance for loan losses was R$ 18,333 million at the end of December 2016, climbing 8.9% in twelve months and 6.1% in three months.

The coverage ratio reached 212.0% at the end of December 2016, growing 1,260 bps in twelve months and 1,390 bps in three months. These changes were influenced by the establishment of additional allowances for loan losses for clients of large companies, given the revision of our economic growth estimates.

RENEGOTIATED PORTFOLIO

Loan renegotiations came to R$ 13,497 million at the end of December 2016, up 6.1% in twelve months. These operations include loan agreements that were renegotiated to enable their payment under conditions agreed upon with customers, including the renegotiation of previously written-off loans. On a quarterly comparison, the renegotiated portfolio grew by 0.6%.

At the end of December, the coverage ratio of these loans with arrears greater than 90 days reached 58.2%, a level considered adequate for these operations.

RENEGOTIATED PORTFOLIO	Dec/16	Dec/15	Var.	Sep/16	Var.
(R$ million)			Dec/16xDec/15		Dec/16xSep/16

Renegotiated Portfolio	13,497	12,721	6.1%	13,419	0.6%
Allowance for loan losses over renegotiated portfolio	(7,851)	(7,066)	11.1%	(7,449)	5.4%
Coverage	58.2%	55.5%	270 bps	55.5%	270 bps

SANTANDER BRASIL RESULTS

DELINQUENCY RATIO (OVER 90 DAYS)

The over-90-day delinquency ratio reached, at the end of December 2016, 3.4% of the total loan portfolio, rising 20 bps in twelve months and declining 10 bps in three months. The delinquency ratio in the individuals’ segment was 4.1%, improving 60 bps in twelve months and 20 bps in three months. Among corporates and SMEs, the over-90-day delinquency ratio was 2.7%, deteriorating 60 bps in twelve months, primarily driven by a single case in the corporate segment. In the quarter, the over-90-day delinquency ratio improved 10 bps.

DELINQUENCY RATIO (15 to 90 DAYS)

The 15-to-90-day delinquency ratio came to 4.3% at the end of December 2016, improving 70 bps in twelve months and three months. Among individuals, the delinquency ratio improved by 20 bps in twelve months and 100 bps in three months, reaching 6.1%. In the corporate and SME segment, the delinquency ratio fell 120 bps in twelve months and 20 bps in three months, to 2.8%.

SANTANDER BRASIL RESULTS

FUNDING

Total customer funding amounted to R$ 298,402 million at the end of December 2016, a 3.6% growth in twelve months (or R$ 10,467 million), with time deposits and treasury notes standing out as the highlights. In the quarter, these funding lines grew 2.3%, due to the increase of deposits (demand, savings and time) and funding from debentures/LCI/LCA.

FUNDING (R$ million)	Dec/16	Dec/15	Var.	Sep/16	Var.
			Dec/16xDec/15		Dec/16xSep/16

Demand deposits	16,006	15,698	2.0%	15,452	3.6%
Saving deposits	36,051	35,985	0.2%	34,764	3.7%
Time deposits	90,525	86,528	4.6%	87,483	3.5%
Debenture/LCI/LCA¹	90,426	90,226	0.2%	87,282	3.6%
Treasury Notes (Letras Financeiras)²	65,393	59,499	9.9%	66,744	-2.0%
Funding from clients	298,402	287,936	3.6%	291,726	2.3%

1. Debentures repurchase agreement, Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA).
2. Includes Certificates of Structured Operations.

CREDIT/FUNDING RATIO

The credit/funding ratio was 86.1% at the end of December 2016, falling 450 bps in twelve months and rising 130 bps in three months.

The liquidity metric adjusted for the impact of reserve requirements and medium/long-term funding reached 85.3% in December 2016, advancing 310 bps in twelve months and 20 bps in three months.

The bank has a comfortable liquidity position, with stable funding sources and an adequate funding structure.

FUNDING VS. CREDIT (R$ million)	Dec/16	Dec/15	Var.	Sep/16	Var.
			Dec/16xDec/15		Dec/16xSep/16

Funding from clients (A)	298,402	287,936	3.6%	291,726	2.3%
(-) Reserve Requirements	(61,199)	(55,096)	11.1%	(62,472)	-2.0%
Funding Net of Reserve Requirements	237,204	232,840	1.9%	229,254	3.5%
Borrowing and Onlendings	17,249	16,342	5.5%	17,063	1.1%
Subordinated Debts	8,781	18,059	-51.4%	8,663	1.4%
Offshore Funding	37,876	50,156	-24.5%	35,626	6.3%
Total Funding (B)	301,110	317,397	-5.1%	290,605	3.6%
Assets under management¹	251,042	198,534	26.4%	240,304	4.5%
Total Funding and Asset under management	552,152	515,931	7.0%	530,909	4.0%
Total Credit (C)	256,883	260,989	-1.6%	247,324	3.9%
C / B (%)	85.3%	82.2%		85.1%

C / A (%)	86.1%	90.6%		84.8%

1 - According to Anbima criterion.

SANTANDER BRASIL RESULTS

BIS RATIO

The BIS ratio came to 16.3% at the end of December 2016, increasing 60 bps over the same period of the previous year and decreasing 130 bps relative to September 2016. CET1 reached 14.0%, climbing 110 bps in twelve months and falling 130 bps in three months.

The quarterly fall in the ratio is largely explained by the RWA increase for credit risk, primarily arising from the change in the loan portfolio. Additionally, there was a reduction in capital requirement, mainly due to the distribution of dividends in the period.

[1]From 2015 on, considers the prudential conglomerate.

It is important to note that, as of January 2016, in accordance with National Monetary Council Resolution No. 4,193/2013, the capital requirement was altered from 11% to 9.875% + conservation capital of 0.625%, totaling 10.5%. For Tier I Capital it is at 6%, while for CET1 it is at 4.5%.

OWN RESOURCES AND BIS (R$ million)	Dec/16	Dec/15	Var.	Sep/16	Var.
			Dec/16xDec/15		Dec/16xSep/16

Tier I Regulatory Capital	56,264	52,977	6.2%	59,112	-4.8%
CET1	52,137	48,032	8.5%	55,002	-5.2%
Additional Tier I	4,127	4,945	-16.5%	4,110	0.4%
Tier II Regulatory Capital	4,281	5,182	-17.4%	4,190	2.2%
Adjusted Regulatory Capital (Tier I and II)	60,545	58,159	4.1%	63,302	-4.4%
Risk Weighted Assets (RWA)	371,337	369,850	0.4%	359,177	3.4%
Required Regulatory Capital	36,670	40,683	-9.9%	35,469	3.4%
Adjusted Credit Risk Capital requirement	31,310	36,508	-14.2%	30,025	4.3%
Market Risk Capital requirement	2,389	2,301	3.8%	2,473	-3.4%
Operational Risk Capital requirement	2,971	1,874	58.5%	2,971	0.0%
Basel Ratio	16.30%	15.72%	60 bps	17.62%	-130 bps
Tier I	15.15%	14.32%	80 bps	16.46%	-130 bps
CET1	14.04%	12.99%	110 bps	15.31%	-130 bps
Tier II	1.15%	1.40%	-30 bps	1.17%	0 bps

SANTANDER BRASIL RESULTS

CORPORATE GOVERNANCE

Banco Santander Brasil has a free float of 10.5% and is currently listed on the traditional trading segment of the São Paulo Stock Exchange (Bolsa de Valores, Mercadorias e Futuros S.A. – BM&FBovespa). The Bank adopts the best corporate governance practices, such as holding periodic meetings with the market, disclosing information on its Investor Relations website, Board of Directors comprised of 50% independent members, among others.

SIMPLIFIED OWNERSHIP STRUCTURE

Santander’s ownership structure, as of December 31st, 2016, was as follows:

OWNERSHIP STRUCTURE	Common shares	%	Preferred shares	%	Total share capital (thousand)	Total %
	(thousand)		(thousand)

Santander Group ¹	3,442,945	89.4%	3,276,282	88.3%	6,719,227	88.8%
Treasury Shares	25,786	0.7%	25,786	0.7%	51,572	0.7%
Free Float	382,240	9.9%	410,044	11.0%	792,284	10.5%
Total	3,850,971	100.0%	3,712,112	100.0%	7,563,082	100.0%

1- Includes shareholding of Grupo Empresarial Santander, S.L. ; Sterrebeeck B.V. and Santander Insurance Holding, S.L., as well as Administrators.

In 2016, Santander Brasil declared R$ 1,400 million to be distributed in dividends and R$ 3,850 million in Interest on Capital ("JCP"), totaling R$ 5,250 million. Of this total, R$ 500 million were paid on August 26th, 2016, while the remaining R$ 4,750 million will be paid starting from February 23rd, 2017.

STOCK PERFORMANCE

SANB11	12M16	12M15	Var. 12M16x12M15	4Q16	3Q16	Var. 4Q16x3Q16

Earnings (annualized) per unit (R$)	1.95	1.76	11.0%	2.12	2.00	5.6%
Dividend + Interest on capital per unit¹ (R$)	1.66	1.65	1.0%	1.26	0.00	n.a.
Closing price (R$)[1]	29.5	16.0	84.1%	29.5	22.0	34.2%
Book Value per unit (R$)[2]	14.8	13.5	9.9%	14.8	15.6	-5.2%
Market Capitalization (R$ bi)[3]	110.9	60.3	83.8%	110.9	82.7	34.1%
1 - Closing price refers to the historical series.
2 - Book Value calculation excludes the goodwill.
3 - Market capitalization: total Units (Unit = 1 ON + 1 PN) x last Unit's price in December 31st, 2016.

OUR SHARES

RATING AGENCIES

Santander is rated by international rating agencies and the ratings it receives reflect several factors, including the quality of its management, its operating performance and financial strength, as well as other variables related to the financial sector and the economic environment in which the company operates, with its long-term foreign currency rating limited to the sovereign rating. The table below presents the ratings assigned by Standard & Poor’s e Moody’s.

	Global Scale				National Scale
RATINGS

	Local Currency		Foreign Currency		National
Rating Agency	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term

Standard & Poor’s (outlook)	BB (negative)	B	BB (negative)	B	brAA- (negative)	brA-1

Moody's (outlook)	Ba1 (negative)	NP	Ba3 (negative)	NP	Aaa.br	Br-1

Ratings assigned according to reports issued by the Rating Agencies.

ADDITIONAL INFORMATION - BALANCE SHEET AND MANAGERIAL INCOME STATEMENTS

BALANCE SHEET

ASSETS (R$ million)	Dec/16	Sep/16	Jun/16	Mar/15	Dec/15

Current Assets and Long Term Assets	688,673	647,837	642,337	655,329	663,809
Cash and Cash Equivalents	5,723	6,089	5,209	5,463	6,864
Interbank Investments	59,669	63,960	64,278	51,481	55,810
Money Market Investments	47,479	57,407	47,349	31,838	31,990
Interbank Deposits	1,191	1,596	2,446	2,248	1,989
Foreign Currency Investments	11,000	4,957	14,482	17,395	21,831
Securities and Derivative Financial Instrument	169,590	153,135	149,988	151,377	142,892
Own Portfolio	60,041	62,315	42,820	30,072	36,311
Subject to Repurchase Commitments	70,175	55,444	65,301	82,498	58,961
Posted to Central Bank of Brazil	3,045	3,826	4,432	6,712	6,216
Pledged in Guarantees	12,250	11,992	14,032	15,036	15,390
Others	24,079	19,557	23,402	17,059	26,013
Interbank Accounts	62,900	64,573	61,478	57,101	55,303
Restricted Deposits:	61,368	62,641	59,667	55,724	55,266
-Central Bank of Brazil	61,199	62,472	59,499	55,555	55,096
-National Housing System	170	169	168	169	170
Others	1,532	1,933	1,810	1,376	37
Interbranch Accounts	-	-	-	-	-
Lending Operations	239,190	230,780	227,906	232,145	244,460
Lending Operations	256,898	247,322	244,290	248,360	261,083
Lending Operations Related to Assignment	624	738	162	181	209
(Allowance for Loan Losses)	(18,333)	(17,280)	(16,546)	(16,396)	(16,832)
Other Receivables	148,992	126,839	130,637	154,830	155,993
Foreign Exchange Portfolio	87,044	69,315	70,859	93,784	91,855
Tax Credits	26,767	27,828	26,701	30,085	33,988
Others	35,181	29,697	33,077	30,961	30,150
Others Assets	2,609	2,461	2,842	2,932	2,486
Permanent Assets	13,031	13,349	12,857	13,420	13,645
Investments	178	182	164	164	68
Fixed Assets	7,551	7,612	6,825	6,915	6,986
Intangibles	5,303	5,555	5,868	6,341	6,591
Goodwill	2,174	2,625	3,071	3,625	4,146
Intangible Assets	3,129	2,930	2,797	2,717	2,445
Total Assets	701,705	661,186	655,194	668,750	677,454

ADDITIONAL INFORMATION - BALANCE SHEET AND MANAGERIAL INCOME STATEMENTS

LIABILITIES (R$ million)	Dec/16	Sep/16	Jun/16	Mar/15	Dec/15

Current Liabilities and Long Term Liabilities	640,843	597,106	593,035	608,360	620,293
Deposits	145,705	140,865	134,548	136,947	141,886
Demand Deposits	16,006	15,452	14,917	14,491	15,698
Savings Deposits	36,051	34,764	34,517	34,964	35,985
Interbank Deposits	3,122	3,162	2,601	2,444	3,675
Time Deposits	90,525	87,483	82,513	85,048	86,528
Money Market Funding	160,924	152,403	152,759	148,702	134,960
Own Portfolio	123,578	107,834	120,342	121,355	104,218
Third Parties	5,795	17,347	6,424	5,672	10,828
Free Portfolio	31,551	27,221	25,992	21,675	19,915
Funds from Acceptance and Issuance of Securities	105,170	104,295	100,247	96,863	99,848
Resources from Real Estate Credit Notes, Mortgage Notes, Credit and Similar	95,122	95,322	92,611	88,553	84,607
Securities Issued Abroad	7,722	6,791	5,732	6,443	13,472
Others	2,326	2,182	1,904	1,867	1,769
Interbank Accounts	44	1,729	1,651	1,276	14
Interbranch Accounts	3,887	3,048	2,443	2,397	3,818
Borrowings	30,600	29,283	27,645	32,127	36,762
Domestic Onlendings - Official Institutions	16,803	16,615	15,934	16,082	16,263
National Economic and Social Development Bank (BNDES)	9,423	9,014	8,129	7,900	7,886
National Equipment Financing Authority (FINAME)	7,041	7,259	7,543	7,892	8,045
Other Institutions	339	342	262	289	332
Foreign Onlendings	-	-	-	-	-
Derivative Financial Instruments	19,945	15,020	18,049	14,297	22,883
Other Payables	157,766	133,850	139,760	159,669	163,859
Foreign Exchange Portfolio	86,753	69,235	66,533	88,552	89,330
Tax and Social Security	11,594	11,916	11,863	11,705	10,537
Subordinated Debts	466	454	8,675	8,379	8,097
Debt Instruments Eligible to Compose Capital	8,315	8,209	8,188	9,001	9,962
Others	50,638	44,037	44,502	42,032	45,932
Deferred Income	565	565	372	409	385
Minority Interest	2,526	2,194	1,938	1,928	1,956
Equity	57,772	61,321	59,850	58,053	54,819
Total Liabilities	701,705	661,186	655,194	668,750	677,454

ADDITIONAL INFORMATION - BALANCE SHEET AND MANAGERIAL INCOME STATEMENTS

MANAGERIAL FINANCIAL STATEMENT SUMMARY

MANAGERIAL FINANCIAL STATEMENT¹ (R$ million)
	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15

Net Interest Income	7,826	8,267	7,808	7,599	7,384	7,631	7,480	7,140
Allowance for Loan Losses	(2,680)	(2,837)	(2,515)	(2,424)	(2,762)	(2,448)	(2,338)	(2,112)
Net Interest Income after Loan Losses	5,147	5,430	5,293	5,175	4,622	5,183	5,142	5,028
Fee and commission income	3,862	3,437	3,328	3,090	3,210	2,919	2,910	2,828
General Expenses	(4,939)	(4,535)	(4,424)	(4,410)	(4,632)	(4,288)	(4,300)	(4,103)
Personnel Expenses + Profit Sharing	(2,426)	(2,163)	(2,082)	(2,132)	(2,202)	(2,054)	(1,962)	(1,861)
Administrative Expenses²	(2,512)	(2,371)	(2,341)	(2,278)	(2,430)	(2,234)	(2,337)	(2,242)
Tax Expenses	(913)	(835)	(823)	(817)	(784)	(770)	(889)	(929)
Investments in Affiliates and Subsidiaries	0	0	0	0	0	0	0	1
Other Operating Income/Expenses	(851)	(1,065)	(1,185)	(1,197)	(802)	(844)	(925)	(802)
Operating Profit	2,307	2,434	2,190	1,841	1,614	2,201	1,938	2,022
Non Operating Income	(5)	19	(5)	25	(21)	21	39	78
Net Profit before Tax	2,301	2,453	2,186	1,866	1,593	2,222	1,977	2,100
Income Tax and Social Contribution	(330)	(486)	(323)	(204)	55	(431)	(293)	(408)
Minority Interest	17	(84)	(56)	(2)	(40)	(82)	(9)	(60)
Net Profit	1,989	1,884	1,806	1,660	1,607	1,708	1,675	1,633

1. Excludes 100% of the goodwill amortization expense, the tax hedge effect and others as mentioned on pages 25 and 26.
2. Administrative Expenses exclude 100% of the goodwill amortization expense.

Under Brazilian income tax rules, gains (losses) resulting from exchange rate fluctuations on foreign currency investments are not taxable (tax deductible). This tax treatment leads to exchange rate exposure in the tax line. A hedge position was set up with the purpose of protecting the net profit from the impact of foreign exchange fluctuations related to this exposure on the tax lines.

EXCHANGE HEDGE (R$ million)	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15

Net Interest Income	41	(409)	3,648	3,434	665	(8,358)	882	(4,721)
Tax Expenses	(4)	40	(357)	(336)	(65)	871	(96)	513
Income Tax	(37)	369	(3,292)	(3,098)	(600)	7,487	(786)	4,208

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

 ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

For a better understanding of BR GAAP results, the reconciliation between the accounting result and the managerial result is presented below. It should be clarified that these adjustments, except for the amortization of goodwill and non-recurring items, have no effect on net profit.

	12M16	Reclassifications					Others Events[5]	12M16
ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ million)	Accounting	Exchange Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Foreign exchange variation/Others[4]		Managerial

NET INTEREST INCOME	40,038	6,715	2,835	-	-	(340)	(673)	31,501
Allowance for Loan Losses	(13,240)	-	(2,835)	-	-	283	(231)	(10,456)
NET INTEREST INCOME AFTER LOAN LOSSES	26,798	6,715	-	-	-	(57)	(905)	21,045
Fee and commission income	13,718	-	-	-	-	-	-	13,718
General Expenses	(18,904)	-	-	(1,806)	1,209	-	-	(18,307)
Personnel Expenses + Profit Sharing	(7,595)	-	-	-	1,209	-	-	(8,803)
Administrative Expenses	(11,309)	-	-	(1,806)	-	-	-	(9,503)
Tax Expenses	(4,044)	(657)	-	-	-	-	-	(3,387)
Investments in Affiliates and Subsidiaries	1	-	-	-	-	-	-	1
Other Operating Income/Expenses	(3,791)	-	-	-	-	57	450	(4,298)
OPERATING INCOME	13,779	6,058	-	(1,806)	1,209	0	(455)	8,772
Non Operating Income	(416)	-	-	-	-	-	(450)	34
NET PROFIT BEFORE TAX	13,363	6,058	-	(1,806)	1,209	0	(905)	8,807
Income Tax	(6,497)	(6,058)	-	-	-	-	905	(1,343)
Profit Sharing	(1,209)	-	-	-	(1,209)	-	-	-
Minority Interest	(125)	-	-	-	-	-	-	(125)
NET PROFIT	5,533	-	-	(1,806)	-	0	-	7,339

	12M15	Reclassifications					Others Events[5]	12M15
ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ million)	Accounting	Exchange Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Foreign exchange variation		Managerial

NET INTEREST INCOME	20,810	(11,532)	2,346	-	-	1,528	(1,168)	29,636
Allowance for Loan Losses	(14,773)	-	(2,346)	-	-	(1,055)	(1,711)	(9,661)
NET INTEREST INCOME AFTER LOAN LOSSES	6,037	(11,532)	-	-	-	473	(2,879)	19,975
Fee and commission income	11,867	-	-	-	-	-	-	11,867
General Expenses	(18,845)	-	-	(2,782)	1,260	-	-	(17,323)
Personnel Expenses + Profit Sharing	(6,819)	-	-	-	1,260	-	-	(8,079)
Administrative Expenses	(12,026)	-	-	(2,782)	-	-	-	(9,244)
Tax Expenses	(1,871)	1,223	-	-	-	-	278	(3,373)
Investments in Affiliates and Subsidiaries	2	-	-	-	-	-	-	2
Other Operating Income/Expenses	2,432	-	-	-	-	(171)	5,977	(3,373)
OPERATING INCOME	(377)	(10,308)	-	(2,782)	1,260	301	3,377	7,774
Non Operating Income	566	-	-	-	-	(301)	751	117
NET PROFIT BEFORE TAX	189	(10,308)	-	(2,782)	1,260	-	4,127	7,892
Income Tax	8,261	10,308	-	-	-	-	(971)	(1,077)
Profit Sharing	(1,260)	-	-	-	(1,260)	-	-	-
Minority Interest	(191)	-	-	-	-	-	-	(191)
NET PROFIT	6,998	-	-	(2,782)	-	-	3,157	6,624

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

	4Q16	Reclassifications					Others Events[5]	4Q16
ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ million)	Accounting	Exchange Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Foreign exchange variation		Managerial

NET INTEREST INCOME	8,274	41	709	-	-	85	(388)	7,826
Allowance for Loan Losses	(3,907)	-	(709)	-	-	(2)	(517)	(2,680)
NET INTEREST INCOME AFTER LOAN LOSSES	4,366	41	-	-	-	83	(905)	5,147
Fee and commission income	3,862	-	-	-	-	-	-	3,862
General Expenses	(5,128)	-	-	(451)	262	-	-	(4,938)
Personnel Expenses + Profit Sharing	(2,164)	-	-	-	262	-	-	(2,426)
Administrative Expenses	(2,964)	-	-	(451)	-	-	-	(2,512)
Tax Expenses	(917)	(4)	-	-	-	-	-	(913)
Investments in Affiliates and Subsidiaries	0	-	-	-	-	-	-	0
Other Operating Income/Expenses	(484)	-	-	-	-	(83)	450	(851)
OPERATING INCOME	1,700	37	-	(451)	262	0	(455)	2,307
Non Operating Income	(455)	-	-	-	-	-	(450)	(5)
NET PROFIT BEFORE TAX	1,244	37	-	(451)	262	0	(905)	2,301
Income Tax	538	(37)	-	-	-	-	905	(330)
Profit Sharing	(262)	-	-	-	(262)	-	-	-
Minority Interest	17	-	-	-	-	-	-	17
NET PROFIT	1,537	-	-	(451)	-	0	-	1,989

	3Q16	Reclassifications					Others Events[5]	3Q16
ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ million)	Accounting	Exchange Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Foreign exchange variation/Others[4]		Managerial

NET INTEREST INCOME	8,656	(409)	725	-	-	72	-	8,267
Allowance for Loan Losses	(3,579)	-	(725)	-	-	(17)	-	(2,837)
NET INTEREST INCOME AFTER LOAN LOSSES	5,076	(409)	-	-	-	54	-	5,430
Fee and commission income	3,437	-	-	-	-	-	-	3,437
General Expenses	(4,650)	-	-	(448)	333	-	-	(4,535)
Personnel Expenses + Profit Sharing	(1,830)	-	-	-	333	-	-	(2,163)
Administrative Expenses	(2,820)	-	-	(448)	-	-	-	(2,371)
Tax Expenses	(795)	40	-	-	-	-	-	(835)
Investments in Affiliates and Subsidiaries	0	-	-	-	-	-	-	0
Other Operating Income/Expenses	(1,119)	-	-	-	-	(54)	-	(1,065)
OPERATING INCOME	1,950	(369)	-	(448)	333	0	-	2,434
Non Operating Income	19	-	-	-	-	-	-	19
NET PROFIT BEFORE TAX	1,969	(369)	-	(448)	333	0	-	2,453
Income Tax	(117)	369	-	-	-	-	-	(486)
Profit Sharing	(333)	-	-	-	(333)	-	-	-
Minority Interest	(84)	-	-	-	-	-	-	(84)
NET PROFIT	1,436	-	-	(448)	-	0	-	1,884

1. Exchange Hedge: For more details, please refer to page 24.

2. Credit Recovery: Reclassified from Revenue from Loan Operations to Allowance for Loan Losses.

3. Amortization of Goodwill: Reversal of goodwill amortization expenses.

4. Exchange Rate Fluctuation/Others: This also includes, in addition to the effect of exchange rate changes, reclassifications between different lines of the Bank’s results (other operating income/expenses, income from the allowance for loan losses, and non-operating income) for better comparability with previous quarters

5. Other Events:

In 2015

a)  Net interest income: adjustment to the appreciation of assets corresponding to the impairment of securities.

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

b)  Allowance for loan losses: complementary provisions recorded and isolated impacts from large companies.

c)  Tax expenses: In 2Q15, reversal of the restatement of the COFINS provision related to 2015. In the 9M14, there is R$ 122 million that refers to the deferred tax assets registered as a result of the election made according to the Law 12,996/2014.

d)  Other operating income/expenses:

•         In the 2Q15, reversal of COFINS tax provisions totaling R$ 7.7 billion; the impairment of software, amounting to R$ 363 million, due to systems obsolescence and discontinuity; the impairment of payroll assets totaling R$ 534 million; and provisions for civil and tax contingencies amounting to R$ 735 million.

•         In the 3Q15, the gain regarding to Cofins reimbursement, totaling R$ 765 million; impairment of assets totaling R$ 312 million; and others provisions totaling R$ 515 million.

e)  Income tax: Of the total of R$ 1,226 million, approximately R$ 800 million refer to the use of tax credits not activated in the fourth quarter of 2015, and the rest is the tax effect of non-recurring events in the margin and allowance for loan losses lines.

f)  Non-operating income: Sale of the custody business in 3Q15.

In 2016

a)       Net interest income: Refers to an asset valuation adjustment related to a securities impairment.

b)      Allowance for loan losses: Refers to the establishment of an additional allowance for loan losses due to the revision of the macroeconomic scenario.

c)       For better comparability, we reclassified the establishment of the productivity and efficiency fund from the non-operating result line to other operating expenses.

d)    Income Tax: benefit arising from the distribution of Interest on Capital.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 26, 2017

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer